August 21, 2009

2840 Highway 95 Alt. S, Suite 7
Silver Springs, NV 89429
519-872-2539

Mark P. Shuman, Branch Chief - Legal
Kevin Dougherty, Staff Attorney
U. S. Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC20549

Re:  Sweet Spot Games. lnc.
     Amendment Number 7 to Form S-1
     File No: 333-151281


Gentlemen:

Thank you for your letter of comment dated August 18, 2009. For the convenience of the staff, we have sent under separate cover copies of the Amended S-1 "marked to show changes." We have followed the numbering system of the Examiner's comment letter unless noted otherwise.

   1. Per our discussion with the Staff, we note that the shares issued to Ms. Garcia did not rise to the level required for inclusion in the summary compensation table and she was therefore removed.
   2. Regarding Rule 8-08, we have changed the fiscal year to June 30. Again, we understand from our discussions with the Staff that this resolves the issues highlighted in Comment 2.

The Company has endeavored to comply and adequately respond to reach of the Staff's comments. Further, the Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder.

Should you require anything further, please let us know.

Thanks in advance,

                               Yours very truly,





                            Sweet Spot Games, Inc.
                      Gregory Galanis, President and CEO